February 19, 2010
Via EDGAR & Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628

Attn:	H. Roger Schwall Assistant Director Jennifer O’Brien Division of Corporation Finance

Re:	Royal Gold, Inc. Form 10-K for the Fiscal Year Ended June 30, 2009 Filed August 21, 2009 File No. 001-13357 Definitive Proxy Statement Filed October 9, 2009 File No. 001-13357
Dear Mr. Schwall:
     On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) January 29, 2010 comment letter addressed to Mr. Stefan Wenger, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”), the undersigned is responding below to the Staff’s comments with respect to Royal Gold’s Form 10-K filed with the Commission on August 21, 2009 (the “10-K”) and Royal Gold’s Definitive Proxy Statement filed with the Commission on October 9, 2009 (the “Proxy”). The responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter. The responses provided herein are based on discussions with, and information furnished by, Royal Gold and its advisors.
     Royal Gold and the undersigned believe the responses below are fully responsive to the Comment Letter and would greatly appreciate your review of the analysis set forth in this letter.
Form 10-K for Fiscal Year Ended June 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 57
1.	Comment: We note from your disclosure on page 59 that you recognized a $1.9 million gain on the distribution of “Inventory-restricted” to a minority interest holder. Given your disclosure on page 95 that this inventory is held by a third party refiner in Utah for the account of other limited partners of CVP, please explain in greater detail why this transaction results in a gain to you. In addition, please explain how the gain you recognized equates to the line items shown in your Consolidated Statements of Cash Flows for ‘Proceeds on sale of Inventory – Restricted’ and ‘Distribution to minority interest holder’ of $1,924. As part of your response, please provide us the applicable journal entries reflecting this transaction, and reference the accounting literature that supports your accounting for these transactions.

Response: Crescent Valley Partners, L.P. (“CVP”) was formed as a limited partnership in April 1992. It owns a 1.25% net value royalty (“NVR1”) on production of minerals from a portion of the Cortez – Pipeline Mining Complex (“Cortez”), in Nevada, USA. Denver Mining Finance Company (“DMFC”), a wholly-owned subsidiary of Royal Gold, is the general partner and holds a 2.0% interest in CVP. In addition, Royal Gold holds a 29.6% limited partner interest in the partnership, while three of Royal Gold’s directors hold an aggregate 35.56% limited partner interest. DMFC performs administrative services for CVP in receiving and processing the royalty payments from the operator, including the disbursement of royalty payments and record keeping for in-kind distributions to the limited partners.

As the owner of the royalty, CVP recognizes revenue upon receipt of the royalty payments, which are made in-kind. The limited partners of CVP can request to sell their pro-rata share of gold through written or verbal instruction to DMFC. The Company and certain other limited partners generally sell their pro-rata shares of such gold immediately upon CVP’s receipt of a royalty payment, and the proceeds are then immediately distributed to the selling limited partners. CVP holds gold for the limited partners who do not sell their shares of gold immediately. These gold inventories are held by a third party refinery in Utah for the account of CVP. The inventories are carried at historical cost and are classified as Inventory – restricted on the consolidated balance sheets of the Company. None of the gold currently held in inventory at the refinery is attributed to Royal Gold’s CVP partnership interest, since the gold allocated to Royal Gold’s CVP partnership interest is typically sold within five days of receipt.

The Company concluded it should consolidate CVP pursuant to the guidance of Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, (as revised, “FIN 46R”) as CVP is a variable interest entity and the Company is the primary beneficiary. The non-controlling (minority) interest represents the share of inventory held for other limited partners of CVP.

As mentioned above, the key assets of CVP include the royalty interest and the inventory for the royalty payments received in-kind. The operating results of CVP include royalty revenue and the related depreciation, depletion and amortization of the royalty interest.

During the Company’s fiscal year ended June 30, 2009, certain limited partners in CVP (other than the Company) requested DMFC to sell a certain portion of the gold held for their account at the third party refinery. Due to the increase in the gold price over the past several years, CVP recognized a $1.9 million gain based on these sales and the difference between the proceeds received of $3.5 million and the cost basis of the gold of $1.6 million. The Company determined that because it is not in the business of selling gold held as inventory, and because proceeds from the sale of the gold are owed to the non-controlling (minority) interest, the gain from the sale of gold is considered to best reflect “other non-operating income.” As noted below, there was no impact on the Company’s net income for the fiscal year as the entire gain from the sale of gold was allocated to minority interest expense.

The line items ‘Proceeds on sale of Inventory – restricted’ and ‘Distribution to minority interest holder’ of $1.924 million on the Company’s Consolidated Statements of Cash Flows for the Fiscal Year Ended June 30, 2009, equates to the $1.9 million gain described above. The Company acknowledges that the $1.9 million in ‘Proceeds on sale of Inventory - restricted’ and ‘Distribution to minority interest holder’ should have been $3.475 million. However, the Company determined the difference of approximately $1.5 million to be immaterial since the amount is less than 1% of fiscal year 2009 cash flows from investing and financing activities. The Company deems this presentation appropriate for cash flow purposes because DMFC receives cash upon the sale of gold when requested by the selling limited partners of CVP and immediately disburses the proceeds to them.

In accordance with FIN 46R, the following journal entries were recorded to properly reflect the sale of gold requested by the partners of CVP:

(1)	To record proceeds received by DMFC for the sale of gold by partners of the CVP.

	Debit	Credit
Cash	$3,475,571
Accounts Payable		$3,475,571
(2)	To record the sale of gold by partners of the CVP.

	Debit	Credit
Minority interest in subsidiary	$1,551,483
Inventory — restricted		$1,551,483
(3) To record gain on sale of gold by partners of the CVP.

	Debit	Credit
Minority interest in income of consolidated subsidiary	$1,924,088
Interest and other income		$1,924,088
(4) To record disbusement by DMFC of gold sale proceeds to partners of the CVP.

	Debit	Credit
Accounts Payable	$3,475,571
Cash		$3,475,571

Note 1. Operations, Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements, page 70
Royalty Revenue, page 71
2.	Comment: We note from your disclosure that “[a]s a result of pricing variations in gold, silver and copper over the respective settlement period, royalty revenue recognized on the Robinson royalty could be positively or negatively impacted by any changes in metal prices between the provisional and final settlement periods.” Please tell us how you considered the need to recognize the impact of changes in metal prices between the provisional payment and the final settlement as an embedded derivative. Refer to Section VII of the SEC Joint Regulations Committee meeting highlights, located at the following website address: http:/www.thecaq.org/resources/secregs/pdfs/highlights/2002_09_25___Highlights.pdf.

Response: The Company is engaged in the business of acquiring and managing precious metals royalties. The Company holds a fixed 3.0% net smelter return (“NSR”) royalty on the Robinson mine, located in Nevada, USA, and operated by Quadra Mining Ltd. (“Quadra”). Royalties, including the Company’s Robinson royalty, are passive, non-operating interests in mining projects that provide the right to revenue from the project after deducting specified costs, if any. Royalty revenue received from the Robinson royalty is recognized in accordance with the terms of the underlying royalty agreement with Quadra and Staff Accounting Bulletin 104.

Pursuant to the Robinson royalty agreement, the Company’s 3.0% NSR royalty is based upon revenue received by Quadra for the sale of minerals produced from the Robinson mine, reduced by certain costs incurred by Quadra. Quadra’s concentrate sales contracts with third-party smelters generally provide for provisional payments based upon assays and quoted metal commodity prices at the date of shipment. Final true up payments are based upon final assays by the purchaser and quoted metal commodity prices on a specified future date. Under current sales contracts between Quadra and its third party smelters, final pricing for copper sales is generally set at least four months after the date of shipment. Pricing is determined in accordance with the agreements Quadra has with its smelters. The Company is not a party to those smelter agreements, and the Company does not participate in any forward sales contracts that Quadra may have with third parties. As the Robinson royalty is a passive investment that is formulaic in nature (as noted above), the Company concluded that there was no embedded derivative to be bifurcated based on the SEC Joint Regulations Committee guidance noted above. When there are significant commodity price fluctuations between the provisional and final settlement payments for copper, and to a lesser extent, gold and silver, royalty revenue recognized by the Company for the Robinson royalty will be positively or negatively impacted. Given the nuances associated with this contract, the Company deemed it appropriate to include additional disclosure regarding revenue recognition for the Robinson royalty.

Note 2. Royalty Acquisitions
Acquisition of Barrick Royalty Portfolio, page 77
3.	Comment: We note from your disclosure that the acquisition of royalties from Barrick Gold Corporation included the restructuring of royalties at Cortez. Please tell us and disclose the specific facts and circumstances of the restructuring that led you to conclude recognition of a gain was appropriate. As part of your response, include the applicable accounting literature you relied upon that supports your accounting for this transaction.

Response: Effective October 1, 2008, the Company purchased a portfolio of royalties from Barrick Gold Corporation (“Barrick”) for consideration consisting of cash of approximately $150 million and royalties with a fair value of $31.5 million (carrying value of $0). The royalties that the Company provided, or sold, as consideration consisted of a portion of the Company’s GSR2, GSR3 and NVR1 royalties at Cortez to Barrick (“Cortez royalty restructuring”). The Company determined that the fair value of the Barrick royalty portfolio acquired was approximately $181.3 million. The transaction was completed pursuant to the Royalty Purchase and Sale Agreement between Barrick and the Company dated July 30, 2008 (“the Agreement”).

The Cortez royalty restructuring consisted of the following: (1) a reduction of the Company’s GSR2 sliding-scale royalty, from a range of 0.72% to 9.0%, to match the current GSR1 sliding-scale royalty rate ranging from 0.40% to 5.0%, and (2) the elimination of Royal Gold’s interest in the 0.71% GSR3 royalty and the 0.39% NVR1 royalty on the mining claims that comprise the undeveloped Crossroads deposit. The Company determined that the fair value of the royalty interests sold to Barrick was $31.5 million.

The Company concluded that recognition of a gain was appropriate by evaluating the accounting treatment if the transaction was considered a nonmonetary or a monetary transaction. Based on the guidance of FASB Statement No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29, (“SFAS 153”), the Company determined that the Cortez royalty restructuring had “commercial substance” because the future cash flows of the Company from Cortez are expected to significantly change because the Company acquired royalties that are unique from the royalties sold. SFAS 153 states, “...the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange.” The Company also considered the accounting if the transaction was deemed to be a monetary transaction since 80% of the total consideration was cash. Because the exchange was determined to have commercial substance, the classification of the transaction as monetary or nonmonetary lead to the same accounting treatment. Therefore, the Company recognized a gain of $31.5 million based on the fact that the fair value of the acquired royalty portfolio ($181.5 million) was greater than the original cost basis ($150 million of cash and $0 for royalty interests) of the assets surrendered.

Definitive Proxy Statement Filed October 9, 2009
4.	Comment: Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response: Royal Gold confirms that it will comply with the following comments in appropriate future filings as stated in response to the following comments. In the response to comment 7 below, the Company requests that the Staff agree with the Company’s position that the requested information not be provided.
Certain Relationships and Related Transactions, page 17
5.	Comment: Please disclose the standards applied by your audit committee when reviewing and approving transactions with related persons. See Item 404(b) of Regulation S-K.

Response: The standards applied by the Audit Committee are found in the Audit Committee Charter, “The Audit Committee shall review and approve any related-party business transactions, preferably in advance, in which the corporation’s officers or directors have an interest and that would be required to be reported by the corporation in its periodic reports pursuant to the rules and regulations of the SEC.” Beyond this, the Audit Committee would use applicable standards under Delaware law to approve or reject related-party transactions, including disinterested director approval based on fairness to the Company and the best interests of the Company and its stockholders. The Company will make this clear in its future filings.
Executive Compensation, page 19
Long-Term Incentives, page 23
6.	Comment: We note that during your fiscal year ended June 30, 2009, you granted to your named executive officers performance stock awards, shares of restricted stock, stock options, and SARs awards. We also note your disclosure at pages 23-24 regarding the six elements that you use to determine the amount and form of equity awards. For each named executive officer, please disclose how you determined the amount and type of each equity award granted during your fiscal year ended June 30, 2009. See Item 402(b)(1)(v) of Regulation S-K. For example, please disclose the compensation committee’s determination regarding the contribution of each executive officer to the specified elements.

Response: In addition to the disclosure already presented in the Proxy under the heading Components of Executive Compensation, the Company would propose to add the further explanation outlined in the paragraphs below in appropriate future filings. Please note that in addition to the six performance elements discussed below, an equally significant or greater factor in determining an executive officer’s equity awards is the individual’s aggregate compensation position relative to the benchmark peer group as noted below.

Long-Term Incentives

The Company’s 2004 Omnibus Long-Term Incentive Plan (“LTIP”) permits the award of various types of stock-based incentives. Grants are typically in the form of incentive and non-qualified stock options, SARs, shares of restricted stock and performance stock awards that vest based on the achievement of performance objectives. The LTIP is designed to balance short-term performance with the need for sustainable results, to align the interests of management with stockholders, and to provide each executive officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The LTIP compensation is intended to drive future performance of employees by potentially delivering a significant portion of each executive officer’s total compensation at a future date. The amount of each incentive award is driven primarily by the Company’s interest in retaining the individual as an employee, an individual’s relative level in the Company, and his or her ability to impact corporate goals.

With respect to equity awards made in fiscal year 2009, the Committee considered six performance elements in its determination of the amount and form of equity awards: (1) the Company’s financial growth, (2) cost containment, (3) financial strength, (4) protection of assets, (5) governance, and (6) marketing. The Committee analyzed the individuals’ potential to influence results and evaluated the relative influence of each individual in respect of each of the six elements during fiscal 2009. The Committee then evaluated the Company’s performance across the six elements for fiscal 2009. The individual influence factors were then combined with the Company’s performance to evaluate the contribution of each individual. Finally, given at least equal weight as the six elements discussed above, the Committee determined individual equity awards taking into account each individual’s aggregate salary and equity compensation relative to similar positions held in the Company’s benchmark peer group and the Committee’s goal to maintain total direct compensation near the 75th percentile of its benchmark peer group, as discussed under the heading Compensation Philosophy and Objectives at page 20 of the Proxy. The amount and form of equity awards determined in this manner for each named executive officer by the Committee were recommended to the independent members of the Board of Directors, which finally determined and granted the awards at that time.

The Company determines the aggregate amount of incentive equity it will award annually, and typically awards the first $100,000 in the form of incentive stock options (the limit for incentive stock options under the Internal Revenue Code) and amounts above $100,000 are typically awarded in the form of SARs. Performance shares are typically granted to individuals who can influence the objectives used for the Company’s performance shares. Restricted stock is primarily granted to achieve retention.

For any fiscal year, the Committee does not utilize predetermined levels of LTIP awards as a percentage of base salary. Members of Royal Gold’s management do not have authority to make off-cycle or ad-hoc equity grants. In the event of a new hire grant, concurrence is obtained prior to any grant being made either through approval at a regularly scheduled Board of Directors meeting or by unanimous written consent of the Board of Directors.
Performance Awards, page 25
7.	Comment: We note that your named executive officers must meet certain predetermined performance targets relating to growth of free cash flow per share and growth of royalty ounces in reserve per share in order for their performance stock awards to vest. Please revise to disclose the performance targets for the performance stock awards made during your fiscal year ended June 30, 2009. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the performance targets would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels.

Response: For the Company’s fiscal year ended June 30, 2009, the multi-year performance goals used to determine whether performance shares granted under the Company’s 2004 Omnibus Long-Term Incentive Plan (“LTIP”) will vest were (1) growth of free cash flow per share on a trailing twelve-month basis and (2) growth of royalty ounces in reserve per share on an annual basis (the “Performance Goals”). The Company believes that, as more fully discussed below, the numeric values of the Performance Goals established by the Compensation, Nominating and Governance Committee (i) are not material to investors and (ii) constitute confidential information that would cause substantial competitive harm to the Company under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Materiality of Performance Goals
Instruction 1 to Item 402(b) of Regulation S-K indicates that “[t]he purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Further, as set forth in the Staff’s Compliance & Disclosure Interpretations of Regulation S-K (“C&DI”), dated July 3, 2008, the Staff has confirmed that a company is not required to disclose performance targets if the performance targets are not material in the context of that company’s executive compensation policies or decisions (emphasis added). See Answer to C&DI Question 118.04. As discussed below, the Company does not believe that disclosure of the numeric values of the Performance Goals is necessary to an understanding of its compensation policies and decisions.

The disclosure in the Proxy identifies the Performance Goals used to determine whether performance shares granted under the LTIP will vest. The Proxy also indicates the percentages of the Performance Goals that were met with respect to the performance shares granted in each of fiscal 2007, 2008 and 2009. The Company does not believe that disclosing the numeric values established for the Performance Goals would assist investors in understanding the Company’s compensation policies or decisions. Moreover, the specific numeric Performance Goals, in the Company’s view, would not be material to investors because the Performance Goals can be satisfied separately and in combination, so that achieving 100% of either one of the Performance Goals satisfies the vesting requirements for the performance shares, and proportional achievement of the Performance Goals aggregating to 100% achieves the same result. Achievement of 25% thresholds, singly or in combination, also results in partial vesting of the performance shares. Thus, in light of the myriad combinations of Performance Goals that could lead to vesting of performance shares, the Company respectfully submits that providing the numeric Performance Goals would not be material information to investors necessary for an understanding of the Company’s compensation policies and procedures.
Interpretation of Exemption 4
In addition to the preceding, Royal Gold also respectfully submits that the Performance Goals constitute confidential information that would cause competitive harm to the Company if disclosed and they therefore fall within the exemption provided in 5 U.S.C. § 552(b)(4) (“Exemption 4”). Exemption 4 provides an exemption from the provisions of 5 U.S.C. § 552(a), which obligates federal agencies to make certain records available to the public, for “trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential.” The Commission has adopted rules relating to this statutory exemption, and these rules are set forth at 17 C.F.R. § 200.80(b)(4).

Although the statute does not define precisely when information will fall within Exemption 4, several courts have provided guidance. National Parks and Conservation Association v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974) established two alternative tests under which information could be classified as exempt under Exemption 4: (a) the information consists of “trade secrets,” in which case no further inquiry is necessary; or (b) the information consists of commercial or financial information, in which case the exemption applies only if such information was obtained from a person and is privileged or confidential. Thus, Exemption 4 protects the public disclosure of trade secrets and information other than trade secrets if such information is (i) commercial or financial; (ii) obtained from a person; and (iii) privileged or confidential. Id. at 766; National Parks and Conservation Association v. Kleppe, 547 F.2d 673, 677 (D.C. Cir. 1976).

In defining “confidential” for purposes of Exemption 4, Morton notes that “private business information should be afforded appropriate protection, at least from competitors,” and concludes that:
[a] commercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.
Id. at 769-770 (footnotes omitted). Citing Morton, the District of Columbia Circuit Court of Appeals found that “information is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Gulf and Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979). The Court in Gulf and Western Industries, citing Kleppe, further indicated that:
“[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.”
More recently, Public Citizens Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1286 (D.C. Cir. 1983), held that the terms “commercial” and “financial” should be given their ordinary meanings for purposes of the exemption. Id. For example, in Landfair v. United States Department of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986), the court stated that operating costs and information on financial condition are examples of items generally considered as commercial or financial information. Other courts have adopted similarly broad definitions for “commercial” information. In Critical Mass Energy Project v. Nuclear Regulatory Commission, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce . . . or it has been compiled in pursuit of profit.”
Application of Exemption 4 to the Performance Goals
The numeric values of the Performance Goals fall within Exemption 4 because they are commercial in nature, would, if disclosed, be obtained from a person, and are privileged and confidential. The Performance Goals clearly fall within the ordinary meaning of commercial or financial information, satisfying the first component of the three-part test established in Kleppe outlined above. Both free cash flow and growth of royalty ounces in reserve per share are indicative of financial condition and relate to the Company’s pursuit of profit, and each of the Performance Goals is used by the Company for internal strategic planning purposes.

Royal Gold, as a corporation, falls within the definition of a “person” under Exemption 4, satisfying the second component of the three-part test established in Kleppe.

Finally, and as discussed in more detail below, the numeric values of the Performance Goals constitute privileged and confidential information within the meaning of Exemption 4 because they are not the type of information usually released to the public and, if released to the public, would cause substantial harm to the Company’s competitive position. For this reason, and as discussed below, the numeric values of the Performance Goals satisfy the third and final component of the three-part test established in Kleppe and fall squarely within Exemption 4. The numeric values of the Performance Goals have not been publicly disclosed due to the competitive injury the Company would suffer due to such disclosure.
Disclosure Would Cause Competitive Harm
Disclosure of the numeric values of the Performance Goals would cause substantial competitive harm to the Company’s financial position, growth and achievement of its strategic goals because it would provide the Company’s competitors access to information of a type not usually released to the public and would provide such competitors insight into the Company’s confidential strategic plans. Each of the numeric values underlying the Performance Goals is used by the Company when developing its confidential acquisition and business strategies. Disclosure of these numeric values would give the Company’s competitors insight into the Company’s strategic plans, including, among other matters:
•	the Company’s growth strategy (depending on the comparative sizes of the annual increase or decrease of the numeric values of the Performance Goals);

•	types of acquisitions likely to be targeted by the Company (e.g., prioritization of royalties on currently producing mines, i.e., mines with current cash flow, or royalties on development properties with substantial reserves but no current cash flow); and

•	the Company’s internal assessment of the future industry and business environment (depending on annual increases or decreases in the numeric value of the Performance Goals).
This knowledge would allow competitors to adjust their own business strategies to better compete with the Company. The Company operates in a highly competitive industry where the availability of royalty interests in major gold mines and development projects is extremely limited and bidding for royalty acquisitions can be intensely competitive. Thus, disclosure of sensitive confidential information, such as the numeric values of the Performance Goals, would enable the Company’s competitors to compete more effectively with the Company, harming the Company’s competitive and financial position and the Company’s stockholders.

If a competitor were to gain access to the numeric values of the Performance Goals, such competitor could use that information to better estimate the Company’s likely acquisition targets and pricing for such acquisition targets. For example, a competitor could use feasibility studies and/or production statistics for a mine project to estimate the potential cash flow and reserves the Company would gain if it acquired a specific royalty or production interest. Using this estimate, a competitor could infer the impact the Company’s acquisition of the royalty or production interest would have on the Performance Targets, giving the competitor unfair directional intelligence on the Company’s willingness to price such an acquisition aggressively. The competitor could then use this intelligence when pricing its own bid for the royalty or production interest in competition with the Company’s bid. Because acquisitions are key to the Company’s business strategy, providing competitors with information that would allow them to better compete with the Company for acquisitions of royalty interests would impair the Company’s ability to carry out its business strategy and would substantially harm the Company’s competitive position and its stockholders.

Conclusion

For the reasons stated above, the Company believes that disclosure of the numeric values of the Performance Targets is not required. Such disclosure is not material in the context of the Company’s executive compensation policies or decisions and is not necessary to an understanding of the Company’s compensation policies and decisions. Furthermore, as discussed above, disclosure of the numeric values of the Performance Goals would cause substantial harm to the Company’s competitive position. Royal Gold cannot emphasize strongly enough that it feels the position stated in this letter is entirely justified and in the best interests of the Company and its stockholders. If the Staff agrees with the Company’s position, Royal Gold will provide a more detailed discussion of how difficult it will be to achieve the Performance Goals in appropriate future filings.
Closing Remarks
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

     Please direct any questions or comments regarding the foregoing to the undersigned at (303) 454-2414.

Sincerely,
/s/ Paul Hilton
Paul Hilton, Esq.
Hogan & Hartson LLP

cc:	Tony Jenson, Chief Executive Officer Stefan Wenger, Chief Financial Officer and Treasurer